Exhibit 99.4

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF
NEWS RELEASE

Titan Trading Attends Alberta Economic Forum in Geneva, Switzerland

EDMONTON, ALBERTA - (May 4, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) is attending the Alberta Economic Forum (“AEF”) being held in Geneva, Switzerland on May 4th and 5th.

The AEF is an investment conference that will address the opportunities within Alberta and provide an opportunity for the Alberta government to inform and explain its strategies and policies to investors and bankers.

Ken Powell, President and CEO of Titan stated “We are pleased and privileged to be presenting Titan’s world class technology and personnel alongside Premier Ed Stelmach and the Alberta Enterprise Group to some of the most influential people in Europe at this conference.”

About Alberta Economic Form

More information on the AEF can be found at www.albertaeconomicforum.com

About Alberta Enterprise Group

More information on the Alberta Enterprise Group can be found at www.albertaenterprisegroup.com

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
T: (780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.